As filed with the Securities and Exchange Commission on April 7, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

OAO “GAZPROM”
(Exact name of issuer of deposited securities as specified in its charter)
JSC “Gazprom”
(Translation of issuer's name into English)
The Russian Federation
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	Pranav L. Trivedi, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS (44 20) 7519 7000

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares of OAO “Gazprom”	5,000,000,000 American Depositary Shares	$5.00	$250,000,000	$26,750

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

_______________________

EMM-836633_1

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-836633_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of American Depositary Receipts to inspect the transfer books of the depositary and the list of Receipt holders	Article number 11
(ix) Restrictions on the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation on the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 25, 1996, as amended and restated, among OAO "Gazprom", The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 6,  2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value 5 Rubles each, of OAO “Gazprom”.

By:

The Bank of New York,
 As Depositary

By:  /s/ Michael F. Finck

        Name:  Michael F. Finck

        Title:  Managing Director

Pursuant to the requirements of the Securities Act of 1933, OAO “Gazprom” has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of   Moscow in the Russia Federation on April 7, 2006.

OAO “Gazprom”

By:  /s/ Miller, Alexei Borisovich

        Name:  Miller, Alexei Borisovich

        Title:  Deputy Chairman of the Board of

     Directors and Chairman of the

     Management Committee

Each person whose signature appears below hereby constitutes and appoints Kruglov Andrey Vyacheslavovich, Deputy Chairman of Gazprom’s Management Committee and Head of the Department of Finance and Economics, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form F-6 Registration Statement for Depositary Shares evidenced by American Depositary Receipts of OAO “GAZPROM” has been signed by the following persons in the capacities indicated and on April 7, 2006.

/s/ Medvedev, Dmitri Anatolievich Medvedev, Dmitri Anatolievich Chairman of the Board of Directors, First Deputy Chairman Head of the Government of the Russian Federation	PUGLISI & ASSOCIATES Authorized U.S. Representative By: /s/ Donald J. Puglisi Donald J. Puglisi
/s/ Miller, Alexei Borisovich Miller, Alexei Borisovich Deputy Chairman of the Board of Directors, Chairman of the Management Committee of OAO “Gazprom” (principal executive officer)	/s/ Ananenkov, Alexander Georgievich Ananenkov, Alexander Georgievich Member of the Board of Directors, Deputy Chairman of the Management Committee of OAO “Gazprom”
__________________________________________ Bergmann, Burckhard Member of the Board of Directors, Chairman of the Executive Board of E.ON Ruhrgas AG, Member of the Executive Board of E.ON AG	/s/ Fedorov, Boris Grigorievich Fedorov, Boris Grigorievich Member of the Board of Directors
/s/ Gazizullin, Farit Rafikovich Gazizullin, Farit Rafikovich Member of the Board of Directors	___________________________________________ Gref, German Oskarovich Member of the Board of Directors, Russian Federation Minister for Economic Development and Trade
___________________________________________ Karpel, Elena Evgenyevna Member of the Board of Directors, Head of the Department for Pricing and Economic Expert Analysis of OAO “Gazprom”	___________________________________________ Khristenko, Viktor Borisovich Member of the Board of Directors, Russian Federation Minister for Industry and Energy

/s/ Sereda, Mikhail Leonidovich

Sereda, Mikhail Leonidovich
Member of the Board of Directors, Deputy Chairman of the Management Committee - Head of Administration of the Management Committee of OAO “Gazprom”

___________________________________________
Yusufov, Igor Khanukovich
Member of the Board of Directors, Special Envoy of the Russian Federation President for International Energy Cooperation and Ambassador at Large of the Russian Federation Ministry of Foreign Affairs

/s/ Vasilieva, Elena Alexandrovna Vasilieva, Elena Alexandrovna Deputy Chairman of the Management Committee, Chief Accountant of OAO “Gazprom” (principal accounting officer)

/s/ Kruglov, Andrei Vyacheslavovich

Kruglov, Andrei Vyacheslavovich
Deputy Chairman of the Management Committee - Head of the Department of Finance and Economics of OAO “Gazprom” (principal financial officer)

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of October 25, 1996, as amended and restated, among OAO “Gazprom”, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.